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                                                                Exhibit 22(b)(2)


                                  AMENDMENT TO
                                 THE BY-LAWS OF
                               THE OBERWEIS FUNDS

        Pursuant to Section 12 of the By-Laws and the affirmative vote of a majority of the Trustees at a meeting duly called and held on May 20, 2004,
Section 2.3 of the By-Laws is amended and Section 2 of the By-Laws is amended by adding Section 2.6 as follows:

                "Section 2.3 Notice of Meetings. A written notice of each meeting of shareholders, stating the place, date and hour and the purposes of the meeting, shall be given at least seven days before the meeting to each shareholder entitled to vote thereat by sending such notice by postal mail, postage prepaid, by electronic mail, by posting on the internet with notice by postal mail or electronic mail, or by any other electronic method of document transfer to each shareholder at his address or other designated destination, including, but not limited to, the shareholder's postal mailing or e-mail address, as recorded on the register of the Trust. Such notice shall be given by the Secretary or an Assistant Secretary or by an officer designated by the Trustees. No notice of any meeting of shareholders need be given to a shareholder if a written waiver of notice, executed before or after the meeting by such shareholder or his attorney thereunto duly authorized, is filed with the records of the meeting."

                "Section 2.6 Proxy Instructions Transmitted by Telephonic or Electronic Means. The placing of a shareholder's name on a proxy pursuant to telephonic or electronically transmitted instructions obtained pursuant to procedures reasonably designed to verify that such instructions have been authorized by such shareholder shall constitute execution of such proxy by or on behalf of such shareholder."